UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

(Name of Issuer) Victory Capital Holdings Inc

(Title of Class of Securities) Common Stock

(CUSIP Number) 92645B103

(Date of Event which Requires Filing of this Statement) December 31, 2019

Check the appropriate box to designate the rule pursuant to which this Schedul* e is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deem* ed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject* to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see * the Notes).



SCHEDULE 13G
CUSIP No. 92645B103


1
Names of Reporting Persons
Impax Asset Management Group plc

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization
United Kingdom

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power: 1,050,736




6
  Shared Voting Power: 0




7
  Sole Dispositive Power: 1,050,736




8
  Shared Dispositive Power: 0



9
Aggregate Amount Beneficially Owned by Each Reporting Person: 1,050,736


10
Check box if the aggregate amount in row (9) excludes certain shares (See*
 Instructions)

[ ]
11
Percent of class represented by amount in row (9): 6.44%


12
Type of Reporting Person (See Instructions): HC


SCHEDULE 13G
CUSIP No. 92645B103


1
Names of Reporting Persons
Impax Asset Management LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power: 1,050,736




6
  Shared Voting Power: 0




7
  Sole Dispositive Power: 1,050,736




8
  Shared Dispositive Power: 0



9
Aggregate Amount Beneficially Owned by Each Reporting Person: 1,050,736


10
Check box if the aggregate amount in row (9) excludes certain shares (See*
 Instructions)

[ ]
11
Percent of class represented by amount in row (9): 6.44%


12
Type of Reporting Person (See Instructions): IA


Item 1.
(a)	Name of Issuer: Victory Capital Holdings Inc
(b)	Address of Issuer?s Principal Executive Offices: 4900 Tiedeman Road, 4th F*
loor, Brooklyn, OH, 44144, United States
Item 2.
(a)	Name of Person Filing: Impax Asset Management Group plc
Note: Impax Asset Management Group plc (the filing entity) owns 100% Impax Ass*
et Management LLC. Impax Asset Management LLC (collectively Impax) is a regi*
stered investment adviser which acts as investment adviser , investment manage*
r or sub adviser to funds, trusts and separate accounts.  In certain cases Imp*
ax possesses voting and/or investment power over securities owned within the f*
unds, trusts and separate accounts, and would be deemed to be the beneficial o*
wner.  All of the securities reported in this schedule are owned by the funds,*
 trusts and separate accounts.

(b)	Address of Principal Business Office or, if None, Residence:  7th Floor, 3*
0 Panton Street, London, SW1Y 4AJ
(c)	Citizenship:	United Kingdom
(d)	Title and Class of Securities: Common Stock, $0.010 par value per share
(e)	CUSIP No.:	92645B103
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b*
) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Compan*
y Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d*
-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Rule 13d*
-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Depos*
it Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment co*
mpany under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a *
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please sp*
ecify the type of institution:
____


Item 4.	Ownership
(a)	Amount Beneficially 1,050,736
 (b)	Percent of Class: 6.44%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1,050,736
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,050,736
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof*
 the reporting person has ceased
to be the beneficial owner of more than five percent of the class of securitie* s, check the following [_].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of the subsidiary which acquired the*
 security being reported on
by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify*
 that the information set forth in this
statement is true, complete and correct.
Dated:  02/13/2020
/s/ Signature Charlie Ridge
Name/Title Chief Financial Officer
The original statement shall be signed by each person on whose behalf the stat* ement is filed or his authorized representative. If the statement is signed on behalf of a person by his autho* rized representative (other than an executive officer or general partner of this filing person), evidence of the r* epresentative's authority to sign on behalf of such person shall be filed with the statement, provided, however, th* at a power of attorney for this purpose which is already on file with the Commission may be incorporated by re* ference. The name and any title of each person who signs the statement shall be typed or printed beneath his s* ignature.
Attention: Intentional misstatements or omissions of fact constitute Federal * criminal violations (See 18
U.S.C. 1001).
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